Spartan Capital Securities LLC

45 Broadway, 19th Floor

New York, NY 10002

April 12, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trio Petroleum Corp.
Registration Statement on Form S-1
CIK No. 0001898766
SEC Registration No. 333-267380

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the underwriters of the proposed offering, hereby joins the request of Trio Petroleum Corp. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:30 p.m. Eastern Time on Monday, April 17, 2023, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you for your assistance with this matter.

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Very truly yours,

Spartan Capital Securities LLC

By:	/s/ Kim Monchik
Name:	Kim Monchik
Title:	Chief Administrative Officer